Exhibit 10.1

March 2, 2012

Mr. Harvey S. Kanter

1013 Ashlawn Drive

Southlake, Texas 76092

Dear Harvey:

I am pleased to offer you the position of Chief Executive Officer and President of Blue Nile, Inc. (“Blue Nile”) reporting directly to the Board of Directors. Subject to approval by the Board of Directors, you will also be appointed to Blue Nile’s Board of Directors, with service to commence on your start date, and continued service at the pleasure of Blue Nile’s Board of Directors and stockholders. I look forward to a successful working relationship and to your acceptance of this offer of employment.

Here are the specific terms of your offer:

Start Date. March 30, 2012.

Base Salary. You will be paid a base salary that annualizes to $650,000. Your salary will be paid in accordance with Blue Nile’s standard payroll practice and subject to applicable payroll deductions and withholdings.

Performance Bonus. You will be eligible to participate in Blue Nile’s 2012 Executive Cash Bonus Plan. Your 2012 annualized target bonus award is 75% of your base salary and can range from 0% to 200% of target, based on the performance of Blue Nile and your individual performance against key objectives. Your 2012 bonus amount will be prorated based on the number of months you are employed by Blue Nile (employment for a partial month will be calculated as if employed for the full month) and calculated by reference to the actual salary earned by you during the performance period.

Stock Options. As we have discussed, equity is an important part of Blue Nile’s compensation program because we believe we will create the most value for Blue Nile’s shareholders by having employees think and act like owners. Subject to the approval of the Board of Directors or Subcommittee thereof, on your start date (the “Grant Date”), you will be awarded a non-statutory stock option to purchase 154,500 shares of Blue Nile’s common stock. The exercise price of your stock option will be the closing sales price (or the closing bid, if no sales were reported) as quoted on the NASDAQ National Market on the last market trading day prior to your Grant Date. Your options will vest over a four year period: one fourth (1/4) of the shares subject to such option will vest on the first year anniversary of your Grant Date and one forty-eighth (1/48) of the shares subject to such option will vest each month thereafter, in each case as long as your employment continues with Blue Nile. Blue Nile’s 2004 Equity Incentive Plan, the Grant Notice and the Stock Option Agreement shall govern the terms of this option grant in all respects. The final terms of any stock option granted to you will be determined by the Board of Directors (or its Subcommittee) in its sole discretion.

Signing Bonus. In appreciation for your decision to join us, along with your first regular paycheck, Blue Nile will pay you a lump sum signing bonus of $100,000. This signing bonus will be payable in accordance with the Blue Nile’s standard payroll practice and is subject to applicable payroll deductions and withholdings. If you voluntarily leave Blue Nile, or if your employment is terminated for Cause, in either case prior to the first anniversary of your start date, you will be required to pay back this signing bonus within thirty (30) days of your departure.

Relocation. Subject to your relocation to the Seattle area on or before September 30, 2012, Blue Nile will reimburse you for reasonable relocation expenses to cover relocation and temporary living expenses. You agree to use reasonable efforts to keep the relocation expenses below $100,000. The tax treatment of this payment will be governed by the Internal Revenue Code in effect at the time of relocation. Expenses should be itemized and submitted on an expense report and accompanied by appropriate receipts. If you voluntarily leave Blue Nile, or if your employment is terminated for Cause, in either case prior to the first anniversary of your start date, you will be required to pay back your relocation expenses within thirty (30) days of your departure

Benefits. You will be eligible to participate in our standard health care and dental benefits, life and disability insurance, transportation allowance, and a 401(k) plan in accordance with the term and conditions of those plans. Blue Nile reserves the right to review, change, amend, or cancel these benefits at any time

Severance. If prior to a “Change of Control” (as defined in Blue Nile’s Amended & Restated Change of Control Severance Plan (the “Severance Plan”), you are terminated without “Cause” (and other than as a result of your death or disability), and provided such termination constitutes a Separation from Service (as defined in the Severance Plan), and provided you sign and return Blue Nile’s standard general waiver and release of all claims and allow such release to become effective not later than the 60th day following your Separation from Service, Blue Nile will provide you with the following severance benefits (collectively, the “Severance Payment”):

i.	A lump sum cash payment to you in an amount equal to 100% of your then-current annual base salary. This cash payment will be paid in a lump sum on the 60th day after the date of your Separation from Service, subject to applicable withholdings.

ii.	If you timely elect and remain eligible for continued coverage under COBRA (or any similar state law), the Company will pay you on the first day of each month following your Separation from Service (except as set forth below), a cash payment equal to the applicable COBRA premiums for that month (including premiums for you and your eligible dependents who have elected and remain enrolled in such COBRA coverage), subject to applicable tax withholdings (such amount, the “Special Cash Payment”), for a number of months equal to the lesser of (i) the duration of the period in which you and your eligible dependents are eligible for and enrolled in such COBRA coverage (and not otherwise covered by another employer’s group health plan) and (ii) 12 (12) months. You may, but are not obligated to, use the Special Cash Payment toward the cost of COBRA premiums. If you become covered under another employer’s group health plan or otherwise cease to be eligible for COBRA during the period provided in this paragraph, you must immediately notify the Company of such event and the Company shall cease payment of the Special Cash Payments and shall have no further obligations under this paragraph.

For purposes of this letter agreement, termination for “Cause” shall mean any of the following: (i) your conviction of, or guilty plea or plea of nolo contendere to, to a felony under the laws of the United States or of any state, or a crime involving moral turpitude or dishonesty (including, but not limited to, fraud, theft, or embezzlement); (ii) your participation in any fraud or act of dishonesty against Blue Nile; (iii) your willful misconduct, or your material breach of any agreement between you and Blue Nile (including, but not limited to, this letter agreement or the Nondisclosure, Proprietary Information, Inventions, Nonsolicitation and Noncompetition Agreement); (iv) conduct that Blue Nile determines, in good faith, demonstrates unfitness for the job; (v) your engagement in any activity that constitutes a material conflict of interest with Blue Nile; or (vi) your significant failure to perform your duties, gross neglect of your duties, or refusal to comply with any lawful directive of the Board of Directors, which conduct, if capable of cure or remedy, is not cured or remedied within 30 days following your receipt of written notice from the Board of Directors.

In addition, subject to approval by the Board of Directors or Subcommittee thereof and your compliance with the terms of the Severance Plan, you will be eligible to participate in the Severance Plan. Blue Nile reserves the right to review, change, amend, or cancel these benefits at any time.

Application of Section 409A of the Code. It is intended that all of the benefits provided under this offer letter satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Code and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”) provided under Treasury Regulations Sections 1.409A-1(b)(5), and 1.409A-1(b)(9), and this offer letter will be construed to the greatest extent possible as consistent with those provisions. To the extent not so exempt, this offer letter (and any definitions in this offer letter) will be construed in a manner that complies with Section 409A, and incorporates by reference all required definitions and payment terms. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this offer letter will be treated as a right to receive a series of separate payments and, accordingly, each installment payment under this offer letter will at all times be considered a separate and distinct payment. If Blue Nile determines that any of the payments upon a Separation from Service provided under this offer letter (or under any other arrangement with you) constitute “deferred compensation” under Section 409A and if you are a “specified employee” of Blue Nile, as such term is defined in Section 409A(a)(2)(B)(i) of the Code, at the time of your Separation from Service, then, solely to the extent necessary to avoid the incurrence of the adverse personal tax consequences under Section 409A, the timing of the payments upon a Separation from Service will be delayed as follows: on the earlier to occur of (i) the date that is six months and one day after the effective date of your Separation from Service, and (ii) the date of your death (such earlier date, the “Delayed Initial Payment Date”), Blue Nile will (A) pay you a lump sum amount equal to the sum of the payments upon Separation from Service that you would otherwise have received through the Delayed Initial Payment Date if the commencement of the payments had not been delayed pursuant to this paragraph, and (B) commence paying the balance of the payments in accordance with the applicable payment schedules set forth above. No interest will be due on any amounts so deferred. If Section 409A is not applicable by law to you, Blue Nile will determine whether any similar law in your jurisdiction applies and should be taken into account.

Standard Agreements. As a condition to your employment, you will be required to sign and comply with Blue Nile’s standard Nondisclosure, Proprietary Information, Inventions, Nonsolicitation and Noncompetition Agreement relating to the protection of Blue Nile’s proprietary and confidential information and assignment of inventions. This agreement also restricts your ability to solicit Blue Nile employees or work for a competitor for twelve months after you leave Blue Nile. In addition, you will be required to abide by Blue Nile’s strict policy that prohibits any new employee from using or bringing with him or her from any previous employer any confidential information, trade secrets, or proprietary materials or processes of such former employer.

Employee Handbook. As a condition to your employment, you will be required to acknowledge and sign that you have received a copy of Blue Nile’s Employee Handbook, which includes Blue Nile’s Code of Business Conduct and Ethics and Insider Trading Policy, and that you understand the policies set forth therein.

Federal Immigration Law. For purposes of federal immigration law, you will be required to provide to Blue Nile documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

At-Will Employment. Your employment is at-will, meaning that either you or Blue Nile may terminate the relationship at any time for any reason or for no reason, with or without cause or advance notice. Any statements to the contrary that may have been made to you, or that may be made to you, are superseded by this offer letter, and this at-will employment relationship cannot be changed except in a writing signed by me.

Entire Agreement. This offer letter, together with your Employee Nondisclosure, Proprietary Information, Inventions, Nonsolicitation and Noncompetition Agreement, constitutes the complete and exclusive statement of your employment terms with Blue Nile. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether written or oral.

Contingency. This offer is contingent upon the satisfactory results of criminal background, credit, reference and other credential checks.

Harvey, I am excited to welcome you to the Blue Nile team. If you have any questions, please contact me.

Warm Regards,

/s/ Mark Vadon

Mark Vadon
Chairman of the Board of Directors

Please indicate your acceptance by signing and returning this letter.

Signed:	/s/ Harvey Kanter	Dated: 3/4/12
Harvey S. Kanter